UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D
                                (Rule 13d-101)

                   Under the Securities Exchange Act of 1934
                            (Amendment No.______)*

                         Agouron Pharmaceuticals, Inc.
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                               (Name of Issuer)

                          Common Stock, no par value
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                        (Title of Class of Securities)

                                   008488108
                    --------------------------------------
                                (CUSIP Number)
                           Gregory L. Johnson, Esq.
                      Vice President and General Counsel
                            Warner-Lambert Company
                                201 Tabor Road
                     Morris Plains, New Jersey 07950-2693
                                (973) 540-2895

                                with a copy to

                             James M. Cotter, Esq.
                          Simpson Thacher & Bartlett
                             425 Lexington Avenue
                           New York, New York  10017
                                (212) 455-2000
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  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                               January 26, 1999
                    --------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is
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filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).
































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                                 SCHEDULE 13D

CUSIP No.   008488108
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 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Warner-Lambert Company
          22-1598912

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) / /
                                                                      (b) / /

 3   SEC USE ONLY


 4   SOURCE OF FUNDS*

          WC, 00

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                  / /

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

         7   SOLE VOTING POWER
                6,357,481

         8   SHARED VOTING POWER
                 0

         9   SOLE DISPOSITIVE POWER
                 6,357,481

        10   SHARED DISPOSITIVE POWER
                 0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,357,481

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                             / /


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          19.9%
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14   TYPE OF REPORTING PERSON*

          CO
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
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Item 1.          Security and Issuer.

                 This statement relates to the shares of Common Stock, no par value (the "Agouron Common Stock"), of Agouron Pharmaceuticals, Inc., a California corporation ("Agouron"). The principal executive offices of Agouron are located at 10350 North Torrey Pines Road, La Jolla, California 92037.

Item 2.          Identity and Background.

                 This statement is being filed by Warner-Lambert Company ("Warner-Lambert"). The principal offices of Warner-Lambert are located at 201 Tabor Road, Morris Plains, New Jersey 07950-2693. Warner-Lambert is principally engaged in the business of developing, manufacturing and marketing health care and consumer products.

                 The name, address, present principal occupation or employment, and citizenship of each director and executive officer of Warner-Lambert are set forth on Schedule 1 hereto and are incorporated herein by reference.

                 During the past five years, neither Warner-Lambert nor, to the knowledge of Warner-Lambert, any of its directors or executive officers:
(i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.          Source and Amount of Funds or Other Consideration.

                 As more fully described in Item 4 of this Statement, Agouron has granted to Warner-Lambert an option pursuant to which Warner-Lambert has the right, upon the occurrence of certain events, to purchase from Agouron up to 19.9% of all outstanding shares of Agouron Common Stock before giving effect to the Option, for $60 per share, subject to anti-dilution adjustments (the "Option"). If Warner-Lambert were to exercise the Option in full, the funds required to purchase the shares of Agouron Common Stock issuable upon such exercise would be approximately $381.4 million (based on the number of shares of Agouron Common Stock reported as outstanding as of February 3, 1999). It is currently anticipated that such funds would be provided from Warner-Lambert's working capital or by borrowings from sources yet to be determined.

Item 4.          Purpose of Transaction.

                 Warner-Lambert, Agouron and WLC Acquisition Corporation, a wholly-owned subsidiary of Warner-Lambert ("Merger Sub"), entered into an
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Agreement and Plan of Merger, dated as of January 26, 1999 (the "Merger
Agreement"), with respect to the merger of Merger Sub with and into Agouron as provided for in the Merger Agreement (the "Merger"). In the Merger, each outstanding share of Agouron Common Stock will be converted into shares of common stock, par value $1.00 per share, of Warner-Lambert ("Warner-Lambert Common Stock") at an exchange rate equal to $60.00 divided by the average of the closing sales prices of Warner-Lambert Common Stock on the New York Stock Exchange Composite Transactions Tape on each of the 10 consecutive trading days up to and including the second immediately preceding trading day prior to the date of Agouron's Stockholders Meeting. In no event will the exchange rate be more than 0.9300, or less than 0.8108, of a share of Warner-Lambert Common Stock for each share of Agouron Common Stock. As a result of the Merger, Agouron will become a wholly-owned subsidiary of Warner-Lambert and its board of directors will consist of the directors of Merger Sub immediately prior to the Effective Time of the Merger. Concurrently with and as a condition to the execution and delivery of the Merger Agreement, Warner-Lambert and Agouron also entered into a Stock Option Agreement (the "Stock Option Agreement"), pursuant to which Agouron granted to Warner-Lambert the Option.

                 Except as described herein and in Item 6 below, neither Warner-Lambert nor, to the knowledge of Warner-Lambert, any of its directors or executive officers has any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, subject to Warner-Lambert's obligations under the agreements referred to above, Warner-Lambert will continue to review the business of Agouron and may in the future propose that Agouron take one or more of such actions.

Item 5.          Interest in Securities of Agouron.

                 (a), (b) Under the Stock Option Agreement, Warner-Lambert does not have the right to acquire any shares of Agouron Common Stock unless certain specified events occur. If the Option were to become exercisable, Warner-Lambert would be entitled to purchase upon exercise of the Option (subject to receipt of any necessary regulatory approvals) up to 19.9% of all outstanding shares of Agouron Common Stock before giving effect to the Option. Based on the number of shares of Agouron Common Stock reported as outstanding as of February 3, 1999, the maximum number of shares into which the option is exercisable would be 6,357,481 shares of Agouron Common Stock. If Warner-Lambert were to exercise the Option, it would have sole power to vote and, subject to the terms of the Stock Option Agreement, sole power to direct the disposition of, the shares of Agouron Common Stock covered
thereby.   Because the Option will not be exercisable unless and until certain specified events occur, Warner-Lambert disclaims beneficial ownership of any shares of Agouron Common Stock subject to the Option.
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                 As of the date of this filing, neither Warner-Lambert nor, to the knowledge of Warner-Lambert, any of its directors or executive officers beneficially owns any shares of Agouron Common Stock.

                 (c) Except as stated in Item 4 above, there have not been any transactions in the Agouron Common Stock effected by or for the account of Warner-Lambert or, to the knowledge of Warner-Lambert, any of its directors or executive officers, during the past 60 days.

                 (d) In the event that Warner-Lambert were to exercise the Option, no person, other than Warner-Lambert, would have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Agouron Common Stock then owned by Warner-Lambert for its own account.

                 (e)  Not applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of Agouron.

                 Except as set forth in response to Items 3, 4 and 5 hereof, neither Warner-Lambert nor, to the knowledge of Warner-Lambert, any of its directors or executive officers, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Agouron, including, but not limited to, transfer or voting of any securities of Agouron, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.          Material to Be Filed as Exhibits.

Exhibit 1. Agreement and Plan of Merger, dated as of January 26, 1999, among Warner-Lambert Company, WLC Acquisition Corporation and Agouron Pharmaceuticals, Inc.

Exhibit 2. Stock Option Agreement, dated as of January 26, 1999, between Warner-Lambert Company and Agouron Pharmaceuticals, Inc.
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                                  SIGNATURES

                 After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                           Warner-Lambert Company

                                           By:  /s/ Rae G. Paltiel
                                               -------------------
                                           Name:  Rae G. Paltiel
                                           Title: Secretary






Dated: February 5, 1999
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                                  SCHEDULE 1
                                  ----------


                 The following table sets forth the name, residence or business address, present principal occupation or employment of each of the directors and executive officers of Warner-Lambert. Unless otherwise indicated, the address of each person listed below is the business address of Warner-Lambert, 201 Tabor Road, Morris Plains, New Jersey 07950-2693, and, unless otherwise indicated, each person listed below is a citizen of the United States of America.

        DIRECTORS
        ---------

        Robert N. Burt
        Chairman of the Board and
           Chief Executive Officer
        FMC Corporation
        200 East Randolph Drive
        Chicago, Illinois 60601

        Donald C. Clark
        One South Wacker Drive
        Suite 1495
        Chicago, Illinois 60606-4616

        John A. Georges
        200 Railroad Avenue
        Greenwich, Connecticut 06830

        William H. Gray III
        President and Chief Executive Officer
        United Negro College Fund
        8260 Willow Oaks Corporate Drive
        Fairfax, Virginia 22031

        William R. Howell
        Chairman Emeritus
        J.C. Penny Company, Inc.
        6501 Legacy Drive
        Plano, Texas 75024-3698

        LaSalle D. Leffall, Jr., M.D.
        Professor
        Department of Surgery
        Howard University Hospital
        2041 Georgia Avenue, N.W.
        Washington, District of Columbia 20060
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        George A. Lorch
        Chairman and Chief Executive Officer
        Armstrong World Industries, Inc.
        313 West Liberty Street
        Lancaster, Pennslyvania 17603

        Alex J. Mandl
        Chairman and Chief Executive Officer
        Teligent, Inc.
        Fairfax Square
        8065 Leesburg Pike, 4th Floor
        Vienna, Virginia 22182

        Lawrence G. Rawl
        Retired Chairman of the Board
           and Chief Executive Officer
        Exxon Corporation
        5959 Las Colinas Boulevard
        Irving, Texas 75039-2298

        Michael I. Sovern
        Chancellor Kent Professor of Law
        Columbia University
        435 West 116th, Box B20 (Room 6E3)
        New York, New York 10027

        Melvin R. Goodes
        Chairman and Chief Executive Officer
        Warner-Lambert Company

        Lodewijk J. R. de Vink
        President and Chief Operating Officer
        Warner-Lambert Company

        EXECUTIVE OFFICERS

        Melvin R. Goodes
        Chairman and Chief Executive Officer
        Warner-Lambert Company

        Lodewijk J. R. de Vink
        President and Chief Operating Officer
        Warner-Lambert Company

        John F. Walsh
        Executive Vice President
        Warner-Lambert Company

        Ernest J. Larini
        Vice President and Chief Financial Officer
        Warner-Lambert Company
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        J. Frank Lazo
        Vice President
        Warner-Lambert Company
        Citizen of the Republic of Peru

        S. Morgan Morton
        Vice President
        Warner-Lambert Company

        Anthony H. Wild, Ph.D.
        Vice President
        Warner-Lambert Company
        Citizen of the United Kingdom

        John S. Craig
        Vice President
        Warner-Lambert Company

        Ronald M. Cresswell, Ph.D.
        Senior Vice President and
           Chief Scientific Officer
        Warner-Lambert Company

        Raymond M. Fino
        Vice President
        Warner-Lambert Company

        Philip M. Gross
        Vice President
        Warner-Lambert Company

        Gregory L. Johnson
        Vice President and General Counsel
        Warner-Lambert Company

        Richard W. Keelty
        Vice President
        Warner-Lambert Company

        F. Phillip Milhomme
        Vice President
        Warner-Lambert Company

        Harold F. Oberkfell
        Vice President
        Warner-Lambert Company

        Maurice A. Renshaw
        Vice President
        Warner-Lambert Company
        Citizen of Australia
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        Barbara S. Thomas
        Vice President
        Warner-Lambert Company

        William S. Woodson
        Vice President and Treasurer
        Warner-Lambert Company

        Rae G. Paltiel
        Secretary
        Warner-Lambert Company
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                                 EXHIBIT INDEX

Exhibit 1. Agreement and Plan of Merger, dated as of January 26, 1999, among Warner-Lambert Company, WLC Acquisition Corporation and Agouron Pharmaceuticals, Inc.

Exhibit 2. Stock Option Agreement, dated as of January 26, 1999, between Warner-Lambert Company and Agouron Pharmaceuticals, Inc.